SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Redemption of PNC shares

Rio de Janeiro, June 14, 2026, AXIA Energia S.A. (“Company” or “AXIA Energia”) in addition to the material fact disclosed on May 6, 2026 and the notice to the market disclosed on June 9, 2026, hereby informs that its Board of Directors approved the redemption of 576,923 Class “C” preferred shares (“PNCs”) issued by AXIA Energia, equivalent to R$30 million and 0.0951% of this class of shares.

Initially, the Company reiterates that, as this is an unprecedented transaction, the first redemption or conversion of the PNC shares will be carried out in a reduced amount, with the purpose of evaluating the mechanism adopted for the redemption or conversion transaction.

•	B3 record date: June 18, 2026.
•	Ex-rights date: as of June 19, 2026, the PNC shares will be traded ex-rights.
•	Total redemption amount: R$30 million.
•	Redemption value per PNC share: R$52.00, equivalent to the closing price of the Company’s common shares on the trading session held on June 12, 2026.
•	Redemption procedure: shareholders who do not express their intention will have their PNCS shares automatically redeemed.
•	Tax treatment for non-resident investors: for information regarding the tax treatment applicable to the redemption, especially for non-resident shareholders, please refer to the shareholder notice disclosed on this date.
•	Conversion procedure: holders of PNCS shares may express, within a period of 5 business days from June 23, 2026 through June 29, 2026 (inclusive), their intention to elect, in lieu of redemption, the conversion, at a 1:1 ratio into common shares, of all or part of the PNCs shares that would otherwise be subject to redemption.
•	Channels for submitting the election to convert PNCS shares: through the respective custody agent/broker, for shareholders whose shares are deposited with the Central Depository of B3 S.A. – Brasil, Bolsa, Balcão (“B3”); or through Itaú Corretora de Valores S.A. (the bookkeeping agent for the Company’s shares), for shareholders holding PNCs shares in book-entry form.
•	Date of conversion into common shares: July 1, 2026.
•	Payment date of the redemption amount: July 7, 2026.
•	Treatment of fractions: pursuant to Article 11, Paragraph 10, Item V of the Bylaws, the redemption of the PNC Shares will disregard fractional shares.

Treatment of holders of American Depositary Receipts (“ADRs”): holders of ADRs backed by PNC shares will not be entitled to elect conversion into common shares. The PNC shares underlying the ADRs will be mandatorily redeemed, and the depositary, Citibank N.A., shall receive the redemption amount and remit it to the respective holders. Payment to ADR holders will occur within up to 7 business days following the payment made to holders of redeemed PNC shares on B3.

The Company has made available, on its Investor Relations website, a page dedicated to the redemption or conversion of PNC shares. To access it, click here.

Eduardo Haiama

Vice-presidente Financeiro e de Relações com Investidores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.